UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Celsion Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15117N404

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 15117N404

1.		NAMES OF REPORTING PERSONS EGWU, Inc., formerly known as Egen, Inc. [1]
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION State of Alabama
NUMBER OF	5.	SOLE VOTING POWER 212,816
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER NONE
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 212,816
WITH	8.	SHARED DISPOSITIVE POWER NONE
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,816
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.20%[2]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 The shares were originally issued in the name of Egen, Inc. and Egen, Inc. subsequently changed its corporate name to EGWU, Inc.

2 Based on the information set forth in the Quarterly Report on Form 10-Q of Celsion Corporation (“Issuer”) filed with the Securities and Exchange Commission on November 14, 2018, there were 17,911,120 shares of Issuer’s common stock, par value $0.01 per share (the “Common Stock”) outstanding as of September 30, 2018. This Amendment No. 4 constitutes an exit filing for the Reporting Person as the Reporting Person beneficially owns less than 5% of the Common Stock of Issuer.

Item 1.

(a)	Name of Issuer:

Celsion Corporation

(b)	Address of Issuer’s Principal Executive Offices

997 Lenox Drive, Suite 11 Lawrenceville, NJ 08648

Item 2.

(a)	Name of Person Filing:

EGWU, Inc., formerly known as Egen, Inc. [3]

(b)	Address of the Principal Office or, if None, Residence:

601 Genome Way Suite 2001 Huntsville, Alabama 35806

(c)	Citizenship:

State of Alabama

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No:

15117N404

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

3 The shares were originally issued in the name of Egen, Inc. and Egen, Inc. subsequently changed its corporate name to EGWU, Inc.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 212,816

(b)	Percent of class: 1.19%[4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 212,816

	(ii)	Shared power to vote or to direct the vote NONE

	(iii)	Sole power to dispose or to direct the disposition of 212,816

	(iv)	Shared power to dispose or to direct the disposition of NONE

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

4 Based on the information set forth in the Quarterly Report on Form 10-Q of Celsion Corporation (“Issuer”) filed with the Securities and Exchange Commission on November 14, 2018, there were 17,911,454 shares of Issuer’s Common Stock outstanding as of November 14, 2018. This Amendment No. 4 constitutes an exit filing for the Reporting Person as the Reporting Person beneficially owns less than 5% of the Common Stock of Issuer.

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. MILTON HARRIS
J. Milton Harris, President

Dated:	January 4, 2019

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).